Notice To The Reader
The accompanying unaudited interim condensed consolidated financial statements for the three and nine-month periods ended March 31, 2013 (“Financial Statements”) and all information contained in the management discussion and analysis have been prepared by and are the responsibility of the management of Besra Gold Inc. and its subsidiaries.
The Audit Committee of the Board of Directors, consisting of three members, has reviewed the Financial Statements and related financial reporting matters. The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Financial Statements (Unaudited)
March 31,2013

Consolidated Statement of Comprehensive Income
For the three and nine-month periods ended March 31, 2013

		Three months ended		Nine months ended
(US$) (unaudited)	Note	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Sales		19,812,500	27,827,250	60,528,213	69,054,200

Mine operating costs
Cost of sales		9,688,728	12,029,487	27,916,979	28,149,797
Royalty expense		1,950,429	3,395,172	6,945,182	9,527,922
Environmental fees		1,161,028	628,625	2,897,552	628,625
Depreciation and amortization		4,162,299	5,329,765	14,487,628	16,998,206
		16,962,484	21,383,049	52,247,341	55,304,550

Earnings from mine operations		2,850,016	6,444,201	8,280,872	13,749,650

Corporate and administrative expenses		2,925,698	2,429,828	7,769,090	7,875,309
Share-based compensation	21	468,578	406,660	1,734,118	1,068,325
Exploration costs		189,503	74,504	818,370	667,987
		3,583,779	2,910,992	10,321,578	9,611,621

(Losses) earnings from operations		(733,763)	3,533,209	(2,040,706)	4,138,029

Capital restructure costs		—	—	4,051,065	—
Finance expenses	9	2,702,600	2,467,690	8,182,506	7,836,414
Loss (gain) on gold loan principal repayments		—	—	1,201,507	(1,373,967)
Derivatives - fair value revaluation		(2,694,750)	2,702,296	(7,573,815)	(6,663,551)
Foreign exchange (gain) loss		(418,707)	301,023	(203,949)	(349,217)
		(410,857)	5,471,009	5,657,314	(550,321)

Income (loss) for the period before income tax		(322,906)	(1,937,800)	(7,698,020)	4,688,350
Income tax expense		237,735	1,886,520	1,129,179	6,075,058
Total comprehensive loss for the period		(560,641)	(3,824,320)	(8,827,199)	(1,386,708)

Attributable to:
Equity owners		(579,825)	(4,222,111)	(8,955,205)	(2,496,770)
Non-controlling interest		19,184	397,791	128,006	1,110,062

Loss per share attributable to equity owners
Basic	8	(0.002)	(0.011)	(0.024)	(0.007)
Diluted	8	(0.002)	(0.011)	(0.024)	(0.007)

See accompanying notes to the Financial Statements

Besra (formerly Olympus Pacific Minerals Inc.)	Page 1

Financial Statements (Unaudited)
March 31,2013

Consolidated Statement of Financial Position
As at March 31, 2013

US$ (unaudited)	Note	March 31, 2013	June 30, 2012
ASSETS
Current
Cash and cash equivalents		3,764,751	3,397,728
Trade and other receivables	14	2,588,546	1,614,115
Inventories	15	14,763,377	11,295,411
Prepaid expenses		1,580,791	2,605,304
		22,697,465	18,912,558
Non-current
Advances on plant & equipment		59,955	147,247
Property, plant & equipment	10	28,128,738	32,826,934
Deferred exploration expenditure	11	23,161,548	21,428,562
Deferred development expenditure	12	10,407,872	10,636,534
Mine properties	13	36,116,609	37,165,314
		97,874,722	102,204,591
TOTAL ASSETS		120,572,187	121,117,149

LIABILITIES
Current
Provisions	16	808,064	1,219,683
Derivative financial liabilities	19	1,128,663	3,280,000
Trade and other payables	17	20,720,793	15,196,243
Interest-bearing loans and borrowings	18	11,360,202	11,474,321
Convertible notes	18	5,745,699	621,092
		39,763,421	31,791,339
Non-current
Provisions	16	1,486,446	1,151,327
Derivative financial liabilities	19	3,156,129	6,063,607
Convertible notes	18	9,530,483	24,320,588
Interest-bearing loans and borrowings	18	17,963,480	—
Deferred tax liabilities		7,234,000	7,228,227
		39,370,538	38,763,749
TOTAL LIABILITIES		79,133,959	70,555,088

EQUITY
Issued capital and reserves	20	129,551,490	129,495,807
Deficit		(90,058,363)	(81,103,158)
		39,493,127	48,392,649
Non-controlling interest		1,945,101	2,169,412
TOTAL EQUITY		41,438,228	50,562,061

TOTAL LIABILITIES AND EQUITY		120,572,187	121,117,149

Commitments, contingencies and contractual obligations	23

See accompanying notes to the Financial Statements

Besra (formerly Olympus Pacific Minerals Inc.)	Page 2

Financial Statements (Unaudited)
March 31,2013

Consolidated Statement of Changes in Equity
For the nine months ended March 31, 2013

US$ (unaudited)	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at July 1, 2012	135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061
(Loss) income for the period	—	(8,955,205)	—	128,006	(8,827,199)
Share capital canceled	(30,752)	—	—	—	(30,752)
Options granted and vested	—	—	1,734,118	—	1,734,118
Investment in subsidiary	—	—	(1,647,683)	(352,317)	(2,000,000)
Balance at March 31, 2013	135,103,945	(90,058,363)	(5,552,455)	1,945,101	41,438,228

For the nine months ended March 31, 2012

US$ (unaudited)	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at July 1, 2011	135,836,094	(67,508,371)	(5,121,206)	5,208,138	68,414,655
(Loss) income for the period	—	(2,496,770)	—	1,110,062	(1,386,708)
Issue of share capital	83,883	—	—	—	83,883
Share capital canceled	(794,436)	—	—	—	(794,436)
Options granted and vested	—	—	1,068,324	—	1,068,324
Options exercised	197,856	—	(173,808)	—	24,048
Investment in subsidiary	—	—	(2,467,609)	(532,392)	(3,000,001)
Balance at March 31, 2012	135,323,397	(70,005,141)	(6,694,299)	5,785,808	64,409,765

See accompanying notes to the Financial Statements

Besra (formerly Olympus Pacific Minerals Inc.)	Page 3

Financial Statements (Unaudited)
March 31,2013

Consolidated Statement of Cash Flows
For the three and nine-month periods ended March 31, 2013

	Three months ended		Nine months ended
US$ (unaudited)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Operating activities
Loss for the period after tax	(560,641)	(3,824,320)	(8,827,199)	(1,386,708)
Items not affecting cash
Depreciation and amortization	4,162,299	5,329,765	14,487,628	16,998,206
Loss (gain) on gold loan principal repayment	—	—	1,201,507	(1,373,967)
Loss of disposal of capital assets	—	—	10,637	225,242
Stock-based compensation expense	468,578	406,660	1,734,117	1,068,325
Deferred income tax	39,051	(419,709)	266,467	(65,985)
Deferred issuance costs	—	—	3,535,346	—
Derivatives revaluation	(2,694,750)	2,702,296	(7,573,815)	(6,663,551)
Interest and accretion of term loans	2,756,056	1,975,852	5,331,299	4,615,885
Unrealized foreign exchange	(411,296)	342,081	(274,511)	(530,376)
ARO accretion adjustment	23,451	33,873	84,998	74,911
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	(705,515)	(106,384)	50,082	(1,727,230)
Trade and other payables	271,461	(1,358,922)	4,980,038	8,781,469
Inventory	(3,290,739)	3,464,833	(7,425,615)	(789,553)
Cash provided by operating activities	57,955	8,546,025	7,580,979	19,226,668
Investing activities
Deferred exploration and development costs	(2,300,448)	(4,592,396)	(7,298,619)	(14,292,664)
Acquisition of property, plant and equipment	(992,752)	(637,709)	(2,062,507)	(3,875,271)
Investment in subsidiary	(1,400,000)	(3,000,000)	(2,000,000)	(3,000,000)
Cash used in investing activities	(4,693,200)	(8,230,105)	(11,361,126)	(21,167,935)
Financing activities
Repayment of the secured bank loan	(1,285,398)	—	(1,746,398)	—
Proceeds from the secured bank loan	5,000,000	—	6,744,781	—
Purchase of shares through share buy-back	(30,752)	(721,414)	(30,752)	(794,436)
Finance lease payments	—	—	(829,712)	(399,720)
Proceeds from options and warrants exercised	—	24,048	—	25,535
Cash provided by (used in) financing activities	3,683,850	(697,366)	4,137,919	(1,168,621)
(Decrease) increase in cash during the period	(951,395)	(381,446)	357,772	(3,109,888)
Cash - beginning of the period	4,723,557	8,730,248	3,397,728	11,494,263
Effect of foreign exchange rate changes on cash	(7,411)	35,349	9,251	(224)
Cash - end of the period	3,764,751	8,384,151	3,764,751	8,384,151

Supplemental information
Interest paid	76,908	467,364	2,549,297	3,030,888
Income taxes paid	—	2,555,666	511,961	5,632,731

See accompanying notes to the Financial Statements

Besra (formerly Olympus Pacific Minerals Inc.)	Page 4

1. Corporate Information
The unaudited interim condensed consolidated financial statements (“Financial Statements”) of Besra Gold Inc. (formerly known as Olympus Pacific Minerals Inc.) (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) for the three and nine-month periods ended March 31, 2013 were authorized for issue in accordance with a resolution of the Company's Audit Committee on May 8, 2013. Besra is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publicly traded on the Toronto Stock Exchange (“TSX”), the Australian Securities Exchange (“ASX”) and the OTCQX Bulletin Board in the United States of America.
The principal activities of the Group are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia. The Company has two key properties located in Central Vietnam: the Bong Mieu Gold property and the Phuoc Son Gold property; as well as one key property in Central Malaysia: The Bau Gold property; and one key property in the Northern Philippines: The Capcapo Gold property.
2. Statement of Compliance
These Financial Statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. The Financial Statements do not include all of the information and disclosure required in the annual financial statements, and should therefore be read in conjunction with the annual financial statements for the year ended June 30, 2012, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”).
3. Basis of Preparation and Going Concern
The Financial Statements are presented in United States (“US”) dollars, which is the Company's functional and the Group's presentation currency.
These Financial Statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.
Where necessary, comparatives have been reclassified to maintain consistency and comparability with current period figures.
During the three and nine-month periods ended March 31, 2013, the Group incurred a net loss of US$560,641 and US$8,827,199, respectively. During the quarter ended June 30, 2012, the Company had a significant disruption to its operations at the Phuoc Son Mine which negatively impacted the cash flows and profitability. The Phuoc Son Mine has now resumed normal operations. As at March 31, 2013 the Group's current liabilities exceeded its current assets by US$17,065,956. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to continue profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
These Financial Statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. If the “going concern” assumption was not appropriate for these Financial Statements, then adjustments to the carrying values of the assets and liabilities, expenses and consolidated balance sheet classification, which could be material, may be necessary.
4. Accounting Policies
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2012 as described in those annual financial statements.
5. Significant Accounting Judgments, Estimates and Assumptions
The preparation of these Financial Statements for the Group in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the Financial Statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 5

Notes to the Financial Statements
March 31, 2013

Information about significant areas of estimation uncertainty considered by management in preparing the Financial Statements is described in the annual financial statements for the year ended June 30, 2012.
6. Change in Accounting Policies, New Standards and Interpretations
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended IFRS or interpretations applicable to the Group which were issued and were effective at July 1, 2012.

7. Segment Analysis
For management purposes, the Group is organized into one business segment and has two reportable segments based on geographic area as follows:

▪	The Company's Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

▪	The Company's Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.
Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the Financial Statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.
All revenues are transacted via one merchant on behalf of external customers unknown to the Group.

US$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non- current assets	Current assets	Liabilities
March 31, 2013
Vietnam	27,521,678	9,505,683	10,407,872	4,290,172	59,955	51,785,360	22,034,400	29,162,301
Malaysia	136,774	13,655,865	—	31,276,437	—	45,069,076	152,712	6,655,460
Other	470,286	—	—	550,000	—	1,020,286	510,353	43,316,198
Total	28,128,738	23,161,548	10,407,872	36,116,609	59,955	97,874,722	22,697,465	79,133,959

June 30, 2012
Vietnam	32,461,421	10,764,709	10,636,534	5,338,877	147,247	59,348,788	16,122,295	18,374,461
Malaysia	139,248	10,663,853	—	31,276,437	—	42,079,538	131,511	7,129,422
Other	226,265	—	—	550,000	—	776,265	2,658,752	45,051,205
Total	32,826,934	21,428,562	10,636,534	37,165,314	147,247	102,204,591	18,912,558	70,555,088

	Three months ended				Nine months ended
	March 31, 2013		March 31, 2012		March 31, 2013		March 31, 2012
US$	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax	Revenue	Segment income (loss) after tax
Vietnam	19,812,500	1,451,023	27,827,250	3,712,633	60,528,213	4,556,221	69,054,200	7,099,948
Malaysia	—	(11,718)	—	352,753	—	(50,853)	—	(171,206)
Other	—	(1,999,946)	—	(7,889,706)	—	(13,332,567)	—	(8,315,450)
Total	19,812,500	(560,641)	27,827,250	(3,824,320)	60,528,213	(8,827,199)	69,054,200	(1,386,708)

Besra (formerly Olympus Pacific Minerals Inc.)	Page 6

Notes to the Financial Statements
March 31, 2013

8. Earnings Per Share

	Three months ended		Nine months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Basic Earnings per Share Attributable to Equity Owners
Loss for the period (US$)	(579,825)	(4,222,111)	(8,955,205)	(2,496,770)
Weighted average number of common shares outstanding	378,752,653	379,995,190	378,771,814	380,537,802
Basic Earnings per Share Attributable to Equity Owners (US$)	(0.002)	(0.011)	(0.024)	(0.007)

Diluted Earnings per Share Attributable to Equity Owners
Net loss used to calculate diluted earnings per share (US$)	(579,825)	(4,222,111)	(8,955,205)	(2,496,770)
Weighted average number of common shares outstanding	378,752,653	379,995,190	378,771,814	380,537,802
Dilutive effect of stock options outstanding (US$)	110,262	480,408	116,939	806,034
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,862,915	380,475,598	378,888,753	381,343,836
Diluted loss per share (US$)	(0.002)	(0.011)	(0.024)	(0.007)
Basic loss per share is calculated by dividing the net loss for the period attributable to the equity owners of Besra by the weighted average number of common shares outstanding for the period.
Diluted earnings per share is based on basic loss per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

9. Finance Expenses

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Interest on convertible notes and gold-linked loans	955,633	1,095,120	3,032,563	3,443,604
Accretion	1,389,739	1,381,970	4,302,857	4,255,121
Interest expense (income), net	357,228	(9,400)	847,086	137,689
Total	2,702,600	2,467,690	8,182,506	7,836,414

10. Property, Plant and Equipment

US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
Cost
Balance at July 1, 2012	3,221,462	32,527,232	20,925,447	833,073	57,507,214
Additions	29,821	2,237,471	173,912	453,736	2,894,940
Disposals	—	(234,719)	—	—	(234,719)
Reclassifications	124,895	170,823	336,716	(632,434)	—
Translation adjustments	—	1,560	—	—	1,560
Balance at March 31, 2013	3,376,178	34,702,367	21,436,075	654,375	60,168,995

Accumulated depreciation
Balance at July 1, 2012	(1,440,615)	(13,743,307)	(7,028,358)	—	(22,212,280)
Depreciation charge for the period	(365,499)	(4,263,792)	(2,953,016)	—	(7,582,307)
Disposals	—	223,874	—	—	223,874
Translation adjustments	—	(1,544)	—	—	(1,544)
Balance at March 31, 2013	(1,806,114)	(17,784,769)	(9,981,374)	—	(29,572,257)

Impairment provision as at July 1, 2012 and March 31, 2013	(88,000)	(1,718,000)	(547,000)	(115,000)	(2,468,000)

Net carrying amount
Balance at July 1, 2012	1,692,847	17,065,925	13,350,089	718,073	32,826,934
Balance at March 31, 2013	1,482,064	15,199,598	10,907,701	539,375	28,128,738
Plant and equipment with a carrying value of US$9,584,280 at March 31, 2013 has been pledged as security for a bank loan (Note 18). The carrying value of the assets pledged as security under a new bank loan agreement was US$13,812,098 at March 31, 2013.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 7

Notes to the Financial Statements
March 31, 2013

11. Deferred Exploration Expenditure

US$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold	Total
Cost
Balance at July 1, 2012	3,904,185	7,859,530	10,663,853	796,583	23,224,151
Additions	5,000	112,561	2,992,012	—	3,109,573
Balance at March 31, 2013	3,909.185	7,972,091	13,655,865	796,583	26,333,724

Accumulated amortization
Balance at July 1, 2012	(226,844)	(1,568,745)	—	—	(1,795,589)
Amortization for the period	—	(1,376,587)	—	—	(1,376,587)
Balance at March 31, 2013	(226,844)	(2,945,332)	—	—	(3,172,176)

Net book value
Balance at July 1, 2012	3,677,341	6,290,785	10,663,853	796,583	21,428,562
Balance at March 31, 2013	3,682,341	5,026,759	13,655,865	796,583	23,161,548
As the Company did not yet have unencumbered access to the Capcapo property at March 31, 2013, exploration costs incurred to date in respect of this property have been expensed.
12. Deferred Development Expenditure

US$	Bong Mieu	Phuoc Son	Total
Cost
Balance at July 1, 2012	17,673,776	21,371,356	39,045,132
Additions	877,935	3,353,986	4,231,921
Balance at March 31, 2013	18,551,711	24,725,342	43,277,053

Accumulated amortization
Balance at July 1, 2012	(6,139,117)	(13,202,822)	(19,341,939)
Amortization for the period	(1,731,884)	(2,728,699)	(4,460,583)
Balance at March 31, 2013	(7,871,001)	(15,931,521)	(23,802,522)

Impairment provision as at July 1, 2012 and March 31, 2013*	(9,066,659)	—	(9,066,659)

Net book value
Balance at July 1, 2012	2,468,000	8,168,534	10,636,534
Balance at March 31, 2013	1,614,051	8,793,821	10,407,872
* Impairment provision relates to the impairment of the Nui Kim project in Bong Mieu.
13. Mine Properties

US$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at July 1, 2012 and March 31, 2013	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504
Accumulated amortization as at July 1, 2012	(1,501,475)	(2,708,715)	—	—	—	(4,210,190)
Amortization for the period	(402.149)	(646.556)	—	—	—	(1,048,705)
Accumulated amortization as at March 31, 2013	(1,903,624)	(3,355,271)	—	—	—	(5,258,895)
Net book value as at July 1, 2012	1,719,195	2,286,349	31,276,437	1,333,333	550,000	37,165,314
Net book value as at March 31, 2013	1,317,046	1,639,793	31,276,437	1,333,333	550,000	36,116,609

14. Trade and Other Receivables

US$ As at	March 31, 2013	June 30, 2012
Trade receivables	6,593	45,490
Taxes receivable (VAT, GST, etc.)	1,812,301	854,784
Deposits	713,368	657,956
Other receivables	56,284	55,885
Total	2,588,546	1,614,115

Besra (formerly Olympus Pacific Minerals Inc.)	Page 8

Notes to the Financial Statements
March 31, 2013

15. Inventories

US$ As at	March 31, 2013	June 30, 2012
Doré bars and gold bullion	8,725,714	4,991,918
Gold in circuit	1,944,464	1,064,236
Ore in stockpiles	81,858	474,492
Mine operating supplies & spares	4,011,341	4,764,765
Total	14,763,377	11,295,411

16. Provisions

US$	Asset retirement obligations	Employee entitlements	Other	Total
Balance at July 1, 2012	1,751,971	199,869	419,170	2,371,010
Arising during the period	39,664	338,260	355,055	732,979
Write back of unused provisions	—	—	(1,915)	(1,915)
Accretion	84,998	—	—	84,998
Utilization	(10,720)	(418,090)	(463,752)	(892,562)
Balance at March 31, 2013	1,865,913	120,039	308,558	2,294,510

Current	379,467	120,039	308,558	808,064
Non-current	1,486,446	—	—	1,486,446
Total	1,865,913	120,039	308,558	2,294,510

Asset Retirement Obligations
In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized US$2,225,974 in provisions before discount for this purpose in relation to its operations in Vietnam. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at balance date. The provision has been calculated using a discount rate of 8 percent. The majority of rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the Consolidated Statement of Comprehensive Income may be impacted. No provision has been calculated for Bau due to its exploration stage.
Employee Entitlements
Employee entitlements include the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.
Other
Other provisions mainly represent a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

17. Trade and Other Payables

US$ As at	March 31, 2013	June 30, 2012
Trade payables	12,492,518	10,769,703
Accruals and other payables	8,228,275	4,426,540
Total	20,720,793	15,196,243

Besra (formerly Olympus Pacific Minerals Inc.)	Page 9

Notes to the Financial Statements
March 31, 2013

18. Interest-Bearing Loans and Borrowings

US$ As at	March 31, 2013	June 30, 2012
Non-current liabilities
Convertible notes	9,530,483	24,320,588
Gold-linked notes	17,963,480	—
Total non-current liabilities	27,493,963	24,320,588

Current liabilities
Current portion of convertible notes	5,745,699	621,092

Current portion of gold-linked notes	600,380	—
Gold loan	2,732,846	8,445,728
Secured bank loan	8,026,976	3,028,593
Total current interest bearing loans and borrowings	11,360,202	11,474,321
Total current liabilities	17,105,901	12,095,413

					Face Value
	Currency	Maturity	Interest Rate (%)	Number of Units	March 31, 2013	June 30, 2012
Gold Loan	USD	May-13	8	649	2,766,237	9,360,000
Gold-linked notes (USD)	USD	May-15	8	13,131,898	18,712,822	—
9% CAD Convertible notes	CAD	Mar-14	9	7,567,264	6,356,499	10,676,355
Gold-linked notes (CAD)	CAD	May-15	8	5,142,679	4,319,856	—
8% CAD Convertible notes	CAD	Apr-15	8	15,000,000	15,000,000	15,000,000
8% USD Convertible notes	USD	May-15	8	1,469,000	1,469,000	14,600,00
Secured bank loans	USD	Apr-13 to Feb-14	5.5-8	4,312,374	8,026,976	3,028,593
Convertible Notes
At March 31, 2013

Convertible Notes	Effective Interest Rate (%)	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes	33.6	0.42	15,134,521
8% CAD Notes	36.8	0.50	30,000,000
8% USD Notes	26.1	0.51	2,880,392
The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at March 31, 2013, including the affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.
Secured Bank Loan
In December 2012, Phuoc Son Gold Company Limited entered into a loan agreement with one of the Vietnamese banks for a maximum borrowing of US$18 million, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to March 31, 2013 is 8 percent per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Ltd). The carrying amount of the loan was $5,000,000 as at March 31, 2013.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 10

Notes to the Financial Statements
March 31, 2013

19. Derivative Financial Liabilities

US$ As at	March 31, 2013	June 30, 2012
Gold loan - gold price movement derivative	911,574	3,280,000
Gold loan vested broker warrants - conversion option	—	52,034
Convertible notes - conversion option	751,460	3,322,698
Convertible notes vested warrants - conversion option	783,875	2,688,875
Gold-linked notes - gold price participation and put options	1,837,883	—
Total	4,284,792	9,343,607

Current portion	1,128,663	3,280,000
Non-current portion	3,156,129	6,063,607
Total	4,284,792	9,343,607

Gold Loan - Gold Price Movement Derivative
The Gold loan was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular 6 monthly intervals leading up to the maturity date. The amount of gold that must be delivered is established by reference to an original Gold Price Participation Arrangement (“2010 GPPA”). Under certain conditions, the 2010 GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company's US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices. However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.
The call option and put option features of the Gold Loan are re-valued at each reporting date using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above. The call option component of the gold note, a derivative liability of the Company, has a value of US$911,574 at March 31, 2013 (US$3,280,000 as at June 30, 2012). The put option component of the gold notes had no value at March 31, 2013 (US$16,000 as at June 30, 2012).
Inputs used when valuing the 2010 GPPA, call and put option components of the original Gold Loan are:

	March 31, 2013	June 30, 2012
Gold futures prices per ounce (US$)	1,595	1,608 to 1,614
Exercise price (call options) per ounce (US$)	1,200	1,200
Term to maturity (years)	0.18	0.42 to 0.92
Annualized volatility (%)	25	25 to 30
Risk free rate (%)	0.1	0.2 to 0.3
The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share. As the exercise price of the stock underlying the gold loan warrants is not denominated in the Company's functional currency, the warrants meet the definition of derivatives and are recorded as derivative liabilities under IFRS, and are revalued at each reporting date, with any change in valuation being recognized in the consolidated statement of comprehensive income.
Gold-Linked Notes (Amended Gold Loan)
The Gold Loan was issued in 898 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Amended Gold Loan matures on May 6, 2015. Holders of the Amended Gold Loan are entitled to participate in any increase in the gold price via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date (Gold Price Participation Agreement related to amended notes or “2012 GPPA”).
The 2012 GPPA and put option features of the Amended Gold Loan are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and put option components of the Amended Gold Loan, a derivative liability of the Company, has a value of US$395,867 and US$217,088 at March 31, 2013 (both US$0 as at June 30, 2012). The call option component of the Amended Gold Loan, a derivative asset of the Company, has a value of US$982 at March 31, 2013 (both US$0 as at June 30, 2012).

Besra (formerly Olympus Pacific Minerals Inc.)	Page 11

Notes to the Financial Statements
March 31, 2013

Inputs used when valuing the 2012 GPPA, put and call option components of the Amended Gold Loan are:

March 31, 2013
Gold price per ounce (US$)	1,599
Exercise price (put options) per ounce (US$)	1,750
Term to maturity (years)	2.1
Expected gold volatility (%)	20
Annual risky rate (%)	21.5
Risk free rate (gold rate) (%)	1.2

Gold-Linked Notes (Amended Convertible Notes)
Holders of the Amended Convertible Notes are entitled to participate in any increase in the gold price from the via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date, May 6, 2015.
The 2012 GPPA option features of the amended convertible USD notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended convertible notes, a derivative liability of the Company, has a value of US$926,309 and US$0, respectively, at March 31, 2013 (both US$0 as at June 30, 2012).
The 2012 GPPA option features of the amended convertible CAD notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended convertible notes, a derivative liability of the Company, has a value of US$299,602 and US$0, respectively, at March 31, 2013 (both US$0 as at June 30, 2012).
Inputs used when valuing the 2012 GPPA and call option components of the Amended Convertible Notes are:

March 31, 2013
Gold price per ounce (US$)	1,599
Exercise price (put options) per ounce (US$)	1,750
Term to maturity (years)	2.10
Expected gold volatility (%)	20
Annual risky rate (%)	21.5
Risk free rate (gold rate) (%)	1.2

Convertible Notes
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company's functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the Consolidated Statement of Comprehensive Income.

20. Issued Capital and Reserves
Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.
The movement in the capital stock of the Company for the nine months ended March 31, 2013 was as follows:

Common Shares	Number of Shares	Amount (US$)
Balance at June 30, 2012	378,781,186	135,134,697
Shares bought back during the period	(170,000)	(30,752)
Balance at March 31, 2013	378,611,186	135,103,945
Stock Options
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 12

Notes to the Financial Statements
March 31, 2013

The following table provides a summary of the stock option activity for the nine months ended March 31, 2013.

	March 31, 2013		June 30, 2012
	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	37,882,756	0.47	35,278,977	0.54
Granted	12,442,500	0.24	14,737,960	0.42
Exercised	—	—	(1,092,960)	0.12
Cancelled/expires	(5,727,671)	0.48	(11,041,221)	0.66
Outstanding, end of the period	44,597,585	0.40	37,882,756	0.47

Options exercisable at the end of the period	29,811,752	0.48	24,433,130	0.50
The following table summarizes information about the stock options outstanding as at March 31, 2013.

	Options Outstanding			Options Exercisable
Range of exercise price CAD	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price CAD	Number exercisable	Weighted average exercise price CAD
0.12	297,654	1.01	0.12	297,654	0.12
0.20 - 0.29	14,297,500	4.74	0.24	—	—
0.30 - 0.39	4,470,000	4.25	0.33	4,095,000	—
0.40 - 0.49	10,717,184	2.63	0.41	10,697,184	0.41
0.50 - 0.59	9,285,558	3.88	0.52	9,275,558	0.53
0.60 - 0.69	2,350,000	2.72	0.60	2,316,667	0.60
0.70 - 0.79	2,763,022	3.12	0.72	2,713,022	0.72
0.80 - 0.89	416,667	0.74	0.80	416,667	0.80
	44,597,585		0.40	29,811,752	0.49
During the three and nine-month periods ended March 31, 2013, 6,910,000 and 12,442,500 options were issued to directors, officers, employees and consultants of the Company. Options granted during the above periods have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the volume weighted average price, being the listing of the stock activities for five business days from the grant date. All of the options issued during the three and nine-month periods ended March 31, 2013 vest twelve months after the grant date.
Warrants
There has been no movement in the number of warrants of the Company during the nine months ended March 31, 2013.

	March 31, 2013		June 30, 2012
	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, end of the period	39,508,908	0.86	39,508,908	0.86
Reserves
The changes in reserves for the nine months ended March 31, 2013 was as follows:

US$	Broker warrants	Foreign currency	Equity based compensation reserve	Investment premium reserve	Other reserves	Total
Balance at July 1, 2012	1,418,045	(2,513,078)	13,051,470	(17,501,700)	(93,627)	(5,638,890)
Options granted and vested	—	—	1,734,118	(1,647,683)	—	86,435
Balance at March 31, 2013	1,418,045	(2,513,078)	14,785,588	(19,149,383)	(93,627)	(5,552,455)
Broker Warrants
This reserve represents broker warrants associated with the 9 percent CAD Convertible Note that was issued in March 2010, the 8 percent CAD Convertible Note that was issued in April 2011 and the 8 percent USD Convertible Note that was issued in May 2011.
Foreign Currency Translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 13

Notes to the Financial Statements
March 31, 2013

Equity Based Compensation Reserve
This reserve records the movements in equity based compensation.
Investment Premium Reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.
Other Reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

21. Share-Based Compensation
Equity settled share-based payments are valued at grant date using a Black Scholes model.
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.
The total share-based compensation expense recognized for stock options during the three and nine-month periods ended March 31, 2013 is US$468,578 and US$1,734,118, respectively (three and nine-month periods ended March 31, 2012 - US$406,660 and US$1,068,325, respectively). 4,562,500 options issued during the nine months ended March 31, 2013 were an inducement to the new key management hired at the beginning of the financial year.
During the three and nine-month periods ended March 31, 2013, 6,910,000 and 12,442,500 options were issued to directors, officers, employees and consultants of the Company. Options granted during the above periods have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the volume weighted average price, being the listing of the stock activities for five business days from the grant date. All of the options issued since the beginning of the financial year vest twelve months after the grant date.

22. Related Party Disclosure
The Financial Statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	March 31, 2013	June 30, 2012
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.05	83.25
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management of the Group was as follows:

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Management fees and salary	820,689	696,878	2,196,269	2,176,606
Share based compensation	364,416	278,102	1,230,344	788,177
Total compensation of key management	1,185,105	974,980	3,426,613	2,964,783
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 14

Notes to the Financial Statements
March 31, 2013

Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	March 31, 2013	June 30, 2012
Jun-08	Jan-13	0.40	—	1,809,000
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	2,250,000
Jun-10	Apr-15	0.60	1,500,000	2,250,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	—
Total			17,206,467	18,090,467
Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding (US$)
Award year	Units	March 31, 2013	June 30, 2012
2008	116,667	18,336	28,452
2009	120,690	18,969	29,433
Total of deferred share units outstanding	237,357	37,305	57,885
In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at March 31, 2013 were 237,357 units. No DSUs were granted during the nine months ended ended March 31, 2013. Liabilities related to this plan are recorded in accrued liabilities and totaled US$37,305 as at March 31, 2013 (as at June 30, 2012 - US$57,885).
The value of DSU cash payment changes with the fluctuations in the market value of the common shares. Revaluation of the DSU plans during the three and nine-month periods ended March 31, 2013 was as follows:

	Three months ended		Nine months ended
(US$)	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Deferred share unit plan revaluation (gain) loss	(12,695)	40,335	(20,580)	(48,201)
Management Fees and Reimbursement of Expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
The Jura Trust Limited	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer
Starsail Capital Limited	Charles Barclay	Chief Technical Officer
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer

Besra (formerly Olympus Pacific Minerals Inc.)	Page 15

Notes to the Financial Statements
March 31, 2013

23. Commitments, Contingencies and Contractual Obligations

Balance at March 31, 2013
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	699,861	508,773	128,735	62,353	—	—
Purchase obligations - supplies & services	5,575,331	5,575,331	—	—	—	—
Purchase obligations - capital	946,135	946,135	—	—	—	—
Acquisition of interest in NBG	9,000,000	9,000,000	—	—	—	—
Asset retirement obligations	1,865,914	379,467	665,881	273,989	417,032	129,545
Total	18,087,241	16,409,706	794,616	336,342	417,032	129,545
In 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by January 2014, subject to payments to be made in several tranches. The final two tranches in the total amount of US$9,000,000 are still included in the above commitments schedule as at March 31, 2013. Subsequent to the quarter end the Company has renegotiated the repayment schedule for the final tranches of acquisition of NBG. The impact on the commitment schedule would be as follows:

Balance at March 31, 2013
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Total Commitments	18,087,241	9,309,706	4,294,616	3,936,342	417,032	129,545
In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.

24. Subsequent Events

In addition to ongoing efficiency improvements in April 2013 the Company initiated a restructuring of its operations in order to achieve reductions in all-in costs of US100-150 per ounce over the next 12 months. Cost savings are expected to be made by reducing selective exploration, corporate expenses and headcount at all levels.
Holders of 38% of the principal amount of the Amended Gold Loan Notes chose to exercise their put option and settle their principal by delivery of gold ounces at May 2013.
Subsequent to the quarter end the Company has reached an agreement in principle, subject to formal documentation, to amend the payment schedule for the final tranches of the acquisition of NBG.
Subsequent to the quarter end the Company has achieved an agreement in principle with the Tax Office in Vietnam to modify calculation of environmental protection fees. The final approval from the Ministry of Finance is expected to be received before the end of the fiscal year ending June 30, 2013. No adjustments have been made to the environment fees until such approval is granted.
On the morning of 7th May the company initiated a shutdown due to a blockade of the access road to the site by a number of individuals from the local community. The blockade commenced following the unauthorized release of 755 kilograms of tailings into the local watershed. The discharge occurred due to an act of vandalism in the early hours of 7th May when vandals attempted to remove a tailings pipe from site. As soon as the discharge was discovered a plant shutdown was initiated and the company immediately launched cleanup operations. Besra representatives were able to work closely with local authorities, including the Environment Department and the police, as well as senior community representatives. Negotiations with the community concluded peacefully and amicably resulting in the local community withdrawing their blockade on the morning of 12th May. Despite the production down time resulting from this event, Besra expects to meet its market guidance of 60,000 to 65,000 oz Au for the financial year ending 30 June 2013.

Besra (formerly Olympus Pacific Minerals Inc.)	Page 16

Board of Directors and
Senior Officers
Board of Directors
David A. Seton
Executive Chairman
Kevin M. Tomlinson
Deputy Chairman and Lead Independent Director
Leslie G. Robinson
Independent Director
N. Jon Morda
Independent Director
Senior Officers
David A. Seton
Executive Chairman
John A. G. Seton
Chief Executive Officer
S. Jane Bell
Chief Financial Officer
Darin M. Lee
Chief Operating Officer
Charles A. F. Barclay
Chief Technical Officer
Paul F. Seton
Chief Commercial Officer
James W. Hamilton
VP Investor Relations
Le Minh Kha
VP Commercial (Vietnam)
Jeffrey D. Klam
General Counsel & Corporate Secretary

Corporate Information
Corporate Office
Besra Gold Inc.
Suite 500, 10 King Street East
Toronto, Ontario
Canada M5C 1C3

Telephone: 416 572 2525
Toll-Free: 888 902 5522
Facsimile: 416 572 4202
info@besra.com
www.besra.com

Stock Exchange Listings
Toronto Stock Exchange: BEZ
Australian Securities Exchange: BEZ
OTCQX : BSRAF
Inquiries relating to shareholdings should
be directed to the Transfer Agent
Transfer Agent
Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario
Canada M5J 2Y1
Toll-Free: 800 564 6253 (North America)
Toll-Free: 514 982 7555 (International)
service@computershare.com
www.computershare.com

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067, Australia
Telephone: 61 3 9415 5000
Fax: 61 3 9473 2570
Investor enquiries: 1300 850 505
www.computershare.com
Auditors
Ernst & Young LLP
Chartered Accountants
222 Bay Street, P.O. Box 251
Toronto, Ontario
Canada M5K 1K7
Telephone: 416 864 1234
Facsimile: 416 864 1174